Exhibit (a)(1)(xiv)

To:	[Name of Tendering RHD Eligible Employee]
From:	Exchange Program Administrator
Date:	[Date of Transmission]
Re:	Receipt of Election Form
     This email confirms that we [have][have not] received your election form to participate in the exchange program.
     This email does not serve as our formal acceptance of your eligible awards for exchange. Please refer to the Offer to Exchange dated June 12, 2008 for a description of the procedure for acceptance of eligible awards. [This paragraph will not be included in responses indicating that the election form was not received.]